EXHIBIT 21

LIST OF SUBSIDIARIES OF FULL HOUSE RESORTS, INC.

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Deadwood Gulch Resort and Gaming Corp.	South Dakota
Full House Mississippi, LLC	Mississippi
Full House Subsidiary, Inc.	Delaware
Full House Subsidiary of Nevada, Inc.	Nevada
Gaming Entertainment, LLC	Delaware
Gaming Entertainment (Delaware), LLC*	Delaware
Gaming Entertainment (Michigan), LLC*	Delaware
Gaming Entertainment (California), LLC*	Delaware

*	50% owned